SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 13 August 2004

1ST QUARTER 2004-05

•	Turnover up 12.3% to €4.46 bn

•	1.5%-increase in unit revenue per available-seat-kilometer (excl. currency effect)

•	First positive effects of Air France-KLM combination

Due to the acquisition of KLM on 3 May 2004, Air France-KLM consolidated data (revenues and traffic) are presented on a consolidation basis of 3 months for Air France (April to June) and 2 months for KLM (May and June).

Given the change in the Group’s scope, percentage changes have been calculated on a 2003 pro forma basis.

Consolidated turnover

	1st quarter ended
	30 June 2004 (1)	30 June 2003 (1) pro forma	Change	30 June 2003(2) published
Passenger traffic revenues	3,295	2,932	+12.4%	2,303
Other passenger revenues	253	229	+10.5%	191

Total passenger revenues	3,548	3,161	+12.2%	2,494

Cargo traffic revenues	492	453	+8.6%	306
Other cargo revenues	45	46	-2.2%	37

Total Cargo revenues	537	499	+7.6%	343

Maintenance	185	175	+5.7%	134

Charter and low cost(3)	85	89	-4.5%	—
Other (4)	108	50	ns	38

Total turnover	4,463	3,974	+12.3%	3 009

(1)	Consolidated figures for the Air France Group over 3 months (April-June) and the KLM Group over 2 months (May-June).
(2)	Air France Group alone.
(3)	Includes traffic revenues from the charter and low cost business of KLM’s subsidiary Transavia.
(4)	“Other” business mainly consists of the catering activities of both companies: Servair and KLM Catering Services.

Servair results were previously consolidated with a one-quarter gap. The synchronization of consolidation since FY 2004-05 implies the consolidation of Servair’s revenues for 6 months into the 1st quarter of 2004-05. The impact can be estimated at 1% of the increase in total turnover.

During the 1st quarter of 2004-05, the Air France-KLM Group posted a strong increase in turnover, up 12.3% to 4.46 billion euros compared to last year’s quarter which had been impacted by the war in Iraq and the SARS epidemic.

Both airlines contributed positively to this increase:

•	Air France’s contribution to the consolidated turnover over 3 months amounted to 3.36 billion euros, up 11.8%.

•	KLM’s contribution to the consolidated turnover over 2 months (May and June) amounted to 1.10 billion euros, up 14.3%.

This performance also reflects the very first positive effects of the combination of the Air France and KLM networks. As from 1st June 2004, in addition to enhanced service between the two hubs, passengers have equal access to Air France’s offer via Paris-CDG and to KLM’s offer via Amsterdam, thanks to the combination of fares. This has significantly strengthened the Group’s competitive position.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr - website: www.airfrance-finance.com

1/5

Passenger business

During the period, the Air France-KLM Group reported a strong recovery in passenger activity both in terms of traffic volumes and revenues.

The Air France-KLM Group consolidated traffic increased by 16.9% on 12.9% higher capacity, leading to 2.7-point improvement in load factor to 77.7%.

All long-haul routes but the Caribbean & Indian Ocean contributed positively to this performance:

•	The Americas posted a 3.6-point improvement in load factor notably thanks to strong demand on Latin American routes.

•	The Asian network posted significant increases in traffic and capacity (+ 62.7% and +37.9 % respectively), bearing in mind that last year’s quarter had been impacted by the SARS epidemic. The load factor reached the high level of 79.5%, up 12.1 points.

•	On the Africa & Middle East sector, the load factor gained 2.5 points to 74.3%, as traffic increased by 14.5% on 10.7% higher capacity.

•	On Caribbean & Indian Ocean routes, where Air France accounts for more than 80% of the Group’s capacity, the French airline decreased its capacity in order to take the new competitive environment into account. Consolidated capacity was therefore reduced by 5.0%, while traffic decreased by 10.8%.

On the European medium-haul network (including the French domestic market), traffic increased in line with capacity (+10.5% and 10.6% respectively) thanks to the attractive fares implemented by Air France and KLM. The load factor remained stable at 69.3%.

The Group’s good performance was due to the robust activity of each airline:

•	Air France traffic increased by 15.8% during the 1st quarter for a 12.2% rise in capacity. The seat load factor gained 2.4 points to reach 76.8%.

•	KLM traffic rose 19.8% during the May-June period while capacity increased by 14.7%. The seat load factor improved by 3.4 points reaching 80.1%.

	1st Quarter ending
	30 June 2004	30 June 2003	change
Passenger traffic revenues (in €m)	3,295	2,932	+12.4%
Unit revenue per ASK (in € cents)	6.72	6.75	-0.5%
Unit revenue per RPK (in € cents)	8.64	9.00	-3.9%

Consolidated traffic revenues increased by 12.4%. As traffic grew by 16.9%, yield declined by 3.9% including a 2.0% negative currency effect.

The significant improvement in load factor (up 2.7 points) offset the decline in unit revenue per ASK to -0.5% after factoring in a negative currency impact of 2.0%.

•	Air France’s unit revenue per ASK was down 1.4% (including an unfavourable currency effect of 1.9%) over the three month period (April to June).

•	For the May-to-June period, KLM’s unit revenue per ASK improved by 3.0% despite a negative currency effect of 2.4%.

The Air France-KLM Group Q1 performance per route was as follows:

	RPK	ASK	Traffic revenues
Europe & North Africa	+10.6%	+10.7%	+7.9%
Americas (North & South)	+16.9%	+12.0%	+14.7%
Asia-Pacific	+62.7%	+37.9%	+61.1%
Africa & Middle-East	+14.9%	+10.8%	+13.4%
Caribbean & Indian Ocean	-10.8%	-4.9%	-19.8%

Total	+16.9%	+12.9%	+12.4%

Despite the negative currency effect, the long-haul unit revenue per ASK improved by 2.4% compared to last year’s quarter which had been impacted by the Iraq war and the SARS epidemic. The Caribbean & Indian

2/5

Ocean was the only sector to post a negative performance as increasing competition had an adverse effect on both yield and load factor.

On a European market characterized by a modest economic recovery and a price-sensitive demand, unit revenue declined by 2.5%.

Cargo business

During the 1st quarter 2004-05, the Air France-KLM Group recorded a strong recovery in cargo activity with a 11.7% increase in traffic, although lower than the 12.8% rise in capacity. Consequently, the cargo load factor decreased slightly to 67.7% (down 0.7 points).

•	Air France cargo traffic rose by 11.4% for a 13.7% increase in capacity compared to the 1st quarter 2003-04. The cargo load factor declined 1.3 points to 63.2%.

•	KLM cargo traffic increased 12.3% on 11.0% higher capacity compared to the May-June period last year. The cargo load factor improved 0.8 points to 77.3%.

	1st Quarter ending
	30 June 2004	30 June 2003	change
Cargo traffic revenues (in €m)	492	453	+8.6%
Unit revenue per ATK (in € cents)	15.12	15.69	-3.7%
Unit revenue per RTK (in € cents)	22.32	22.94	-2.7%

The recovery in cargo traffic volumes (up 11.7% in revenue-ton-kilometer) didn’t translate into a similar increase in traffic revenues (up 8.6%). The increasingly competitive environment in the air freight sector put pressure on yield (unit revenue per RTK) which declined by 2.7% including a negative currency effect of 2.4%.

•	Air France cargo yield declined by 2.4% after taking into account a 2.2% unfavourable currency effect.

•	KLM cargo yield dropped by 3.2% after factoring in a negative currency impact of 2.9%.

Engineering & Maintenance business

Consolidated third-party revenues amounted to 185 million euros for the 1st quarter 2004-05, up 5.7% compared to last year.

During the three month period, Air France Industries contributed 134 million euros to the consolidated maintenance turnover, the same as last year.

During the May-to-June period 2004, KLM Engineering & Maintenance contributed 53 million euros, up 29.3% compared to the same period last year.

Other businesses

KLM’s charter and low cost (Transavia) traffic revenues amounted to 85 million euros during the May to June 2004 period compared to 89 million last year.

Transavia reported lower capacity and average seat prices in its charter business, reflecting a market situation characterized by surplus capacity and more last-minute customer bookings.

Basiqair, Transavia’s low cost business, increased capacity by adding new routes, resulting in lower yield.

The “other” business segment of the Air France-KLM Group essentially includes the catering activities of both airlines through their respective subsidiaries, Servair and KLM Catering Services.

During the 1st quarter 2004-05, operating revenues generated by business segment amounted to 108 million euros compared to 50 million last year. Servair results were previously consolidated with a one-quarter gap. The synchronization of consolidation since FY 2004-05 implies the consolidation of Servair’s revenues for 6 months into the 1st quarter of 2004-05. The impact can be estimated at 1% of the increase in total turnover.

3/5

STATISTICS – Air France-KLM Group

1st quarter: consolidated figures for the Air France Group over 3 months (April-June) and the KLM Group over 2 months (May-June).

Passenger business

1st quarter ended	30 June 2004	30 June 2003	change

Passenger traffic revenues	3,295	2,932	+12.4%

Traffic in million revenue-passenger-km (RPK)	38,025	32,532	+16.9%
Capacity in million available-seat-km (ASK)	48,944	43,357	+12.9%
Load factor (%)	77.7%	75.0%	+2.7	pts

Unit revenue per RPK (in € cents)	8.64	9.00	-3.9%
Excluding currency effect			-1.9%

Unit revenue per ASK (in € cents)	6.72	6.75	-0.5%
Excluding currency effect			+1.5%

1st quarter ended	30 June 2004	30 June 2003	change

Total Group
Passengers carried (000)	15,286	13,723	+11.4%
Revenue pax-kilometers (RPK)	38,025	32,532	+16.9%
Available seat-kilometers (ASK)	48,944	43,357	+12.9%
Passenger load factor (%)	77.7%	75.0%	+2.7	pts

Europe (including France)
Passengers carried (000)	11,142	10,220	+9.0%
Revenue pax-kilometers (RPK)	8,508	7,698	+10.5%
Available seat-kilometers (ASK)	12,282	11,105	+10.6%
Passenger load factor (%)	69.3%	69.3%	0.0

America (North and South)
Passengers carried (000)	1,713	1,446	+18.5%
Revenue pax-kilometers (RPK)	12,441	10,642	+16.9%
Available seat-kilometers (ASK)	14,482	12,934	+12.0%
Passenger load factor (%)	85.9%	82.3%	+3.6	pts

Asia / Pacific
Passengers carried (000)	854	530	+61.0%
Revenue pax-kilometers (RPK)	7,612	4,677	+62.7%
Available seat-kilometers (ASK)	9,577	6,943	+37.9%
Passenger load factor (%)	79.5%	67.4%	+12.1	pts

Middle East and Africa
Passengers carried (000)	881	746	+18.1%
Revenue pax-kilometers (RPK)	4,435	3,872	+14.5%
Available seat-kilometers (ASK)	5,967	5,393	+10.7%
Passenger load factor (%)	74.3%	71.8%	+2.5	pts

Caribbean-Indian Ocean
Passengers carried (000)	696	781	-10.9%
Revenue pax-kilometers (RPK)	5,030	5,642	-10.8%
Available seat-kilometers (ASK)	6,636	6,981	-5.0%
Passenger load factor (%)	75.8%	80.8%	-5.0	pts

4/5

Cargo business

1st quarter: consolidated figures for the Air France Group over 3 months (April-June) and the KLM Group over 2 months (May-June).

1st quarter ended	30 June 2004	30 June 2003	change
Cargo traffic revenues	492	453	+8.6%

Traffic in million revenue-tonne-km (RTK)	2,205	1,975	+11.7%
Capacity in million available-tonne-km (ATK)	3,256	2,886	+12.8%
Load factor (%)	67.7%	68.4%	-0.7	pts

Unit revenue per RTK (in € cents)	22.32	22.94	-2.7%
Excluding currency effect			-03%

Unit revenue per ATK (in € cents)	15.12	15.69	-3.7%
Excluding currency effect			-1.3%

1st quarter ended	30 June 2004	30 June 2003	change
Total Group
Revenue tonne-km (RTK)	2,205	1,975	+11.7%
Available tonne-km (ATK)	3,256	2,886	+12.8%
Cargo load factor (%)	67.7%	68.4%	-0.7	pts

Europe (including France)
Available tonne-km (ATK)	23	20	+15.0%
Revenue tonne-km (RTK)	99	92	+7.7%
Cargo load factor (%)	23.1%	21.6%	+1.5	pts

America (North and South)
Revenue tonne-km (RTK)	781	716	+9.1%
Available tonne-km (ATK)	1,155	1,067	+8.3%
Cargo load factor (%)	67.6%	67.1%	+0.5	pts

Asia / Pacific
Revenue tonne-km (RTK)	1,069	932	+14.8%
Available tonne-km (ATK)	1,452	1,212	+19.8%
Cargo load factor (%)	73.6%	76.9%	-3.3	pts

Middle East and Africa
Revenue tonne-km (RTK)	195	176	+10.6%
Available tonne-km (ATK)	311	285	+9.1%
Cargo load factor (%)	62.5%	61.7%	+0.8	pts

Caribbean-Indian Ocean
Revenue tonne-km (RTK)	137	131	+4.6%
Available tonne-km (ATK)	238	230	+3.6%
Cargo load factor (%)	57.7%	57.1%	+0.5	pts

5/5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: August 13, 2004	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations